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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ____________


                                 AMENDMENT NO. 3

                                    FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  ____________


                          RIDGEWOOD ENERGY K FUND, LLC
             (Exact Name of Registrant as Specified in its Charter)



                 Delaware                                68-0580588
------------------------------------------  ------------------------------------
     (State of other Jurisdiction of        (I.R.S. Employer Identification No.)
      Incorporation or Organization)



  1314 King Street, Wilmington, Delaware                  19801
------------------------------------------  ------------------------------------
 (Address of Principal Executive Offices)              (Zip Code)


        Registrant's telephone number, including area code (201) 447-9000

                                  ____________

     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:

                              Title of each class:
                              --------------------

                          Shares of Membership Interest

                                Explanatory Note

         This Amendment No. 3 to Form 10 is being filed solely for the purpose of amending and restating in its entirety Item 2 of the Form 10 filed by Ridgewood Energy K Fund, LLC (the "Fund"), on April 29, 2005, as amended by Amendment No. 1 to the Form 10, filed on September 2, 2005, and Amendment No. 2 to the Form 10, filed on October 31, 2005 ("Form 10").

         Item 2.A, Selected Financial Data, is being amended to insert a line item for "Net Sales" in the table of certain selected financial data contained therein.

         Item 2.B, Management's Discussion and Analysis of Financial Condition and Results of Operations, is being amended to update disclosures contained regarding dry-holes experienced by the Fund.

ITEM 2. FINANCIAL INFORMATION

A. SELECTED FINANCIAL DATA.

         The following table summarizes certain selected financial data for the Fund. The statement of operations data is for the six months ended June 30, 2005 and from inception through December 31, 2004. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements and related Notes.


                                                                     Six months ended    From inception
                                                                     June 30, 2005       through Dec. 31,
                                                                     ----------------    2004
                                                                                         ----------------
Statement of operations data:
Interest Income                                                     $    140,468           $    298,919
Net sales                                                              1,063,250                320,099
Loss from operations                                                  (2,719,534)           (22,516,849)
Net loss                                                            $ (2,579,066)          $(22,217,930)

Balance sheet data:
Cash and cash equivalents                                           $ 10,992,868           $ 18,861,719
Production receivable                                                    640,972                320,099
Due from affiliate                                                       789,868                     --
Prepaid insurance                                                          4,440                 31,081
Oil & Gas properties, net of depreciation, depletion and
amortization                                                          26,433,014             24,627,091
                                                                    ------------           ------------
Total Assets                                                        $ 38,861,162           $ 43,839,990
                                                                    ============           ============

Due to Operator                                                     $    772,577           $  2,952,726
Accrued expenses payable                                                  20,540                 20,873
Shareholders' Capital                                                 38,068,045             40,866,891
                                                                    ------------           ------------
Total Liabilities & Shareholders' Capital                           $ 38,861,162           $ 43,839,990
                                                                    ============           ============



B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The Fund commenced operations on April 22, 2004 when it initiated its private offering of shares. During 2004, the Fund raised capital by selling
480.705 shares of membership interest for $70,859,719. The Fund's primary business is obtaining economic interest in the exploration and development oil and gas projects. The business activities are managed by Ridgewood Energy Corporation, the Manager. The Fund does not directly explore for, or operate, any projects. The Manager, on the Fund's behalf, enters into operating agreements with third party operators for the exploration and possible development of projects. These third-party operators manage all day-to-day activities of projects, determine expenditures and report their activities to the Manager.


RESULTS OF OPERATIONS

Results of Operations:

Revenues:

Net revenues of $1,063,250 for the six months ended June 30, 2005 include oil sales of $181,734, and gas sales of $881,516. In 2004, there were only two full months of oil and gas sales totaling $63,626 and $256,473 respectively. Interest income was $298,919.

Operating Expenses:

                                                   Six months ended             From inception to
                                                   June 30, 2005                December 31, 2004
                                                   (unaudited)                  (audited)
Lease operating expenses (a)                         $   216,925                 $    25,000
Dry hole costs (a)                                     1,240,854                  17,817,160
Depletion & Amortization (a)                           1,216,731                     548,838
Management fee (b)                                       885,750                   1,107,882
Insurance Expenses (c)                                   205,689                      64,023

Investment Fees (d)                                           --                   3,240,070

General & Administrative                                  16,835                      33,975

Operating Expenses                                   $ 3,782,784                 $22,836,948

(a) Operating expenses and dry hole costs are well specific and are charged to the Fund by the operator. Depletion & Amortization is always well specific but a non-cash item.
(b) Annual Management fees are paid to the Manager, Ridgewood Energy for the on-going management and administrative services required for Fund operations.
(c)     Insurance expense represents D&O coverage and Control of Well coverage.
(d) Investment fees represent a one-time fee charged by the Manager for services in investigating and evaluating the projects for investing the capital contributed to the Fund.


Dry Hole Costs

         Introduction

         Dry hole costs are those costs incurred to drill and develop a well that is ultimately found to be incapable of producing natural gas or oil in sufficient quantities to justify completion of the well. Four out of five of our dry holes were drilled and expensed in 2004 when we were making most of our capital expenditures.

         In 2004 we evaluated the below projects and made our investments based on our normal Acquisition Criteria as discussed in Part 1, Item 1, Business. The technical analysis is listed below for each dry hole.

Projects Resulting in Dry Holes

West Cameron 103

         In July 2004, we participated in an exploratory test well paying 53.33% of the dry-hole costs to earn a 40% working interest in West Cameron 103. West Cameron 103 was operated by Gryphon Exploration and was located in federal waters approximately 12 miles offshore Texas.

         The well reached a total depth of 17,510' and evaluation of the wireline log data showed very low resistivity, non-commercial pay through most of the target sands indicating that the gas had migrated and the trap was not competent. The presence of residual gas was sufficient enough to give the amplitude versus offset ("AVO") response seen on the 3D seismic data. The well was non-commercial and was plugged and abandoned on November 6, 2004. Our total expenditures for West Cameron 103 were approximately $5.6 million.

Matagorda Island 619

         In 2004, we participated in a 12,588' exploratory test well paying 33.333% of the dry-hole costs to earn a 25% working interest in the Matagorda Island 619. Matagorda Island 619 was operated by Gryphon Exploration and was located in federal waters approximately 15 miles offshore Texas.

         After reaching total depth and evaluating with wireline logging tools, it was found that although the well encountered two sands between 12,000' and 12,500', the sands only contained residual gas, enough to give the AVO response on the 3D seismic data. Since the sands contained residual hydrocarbons, it is believed that the trapping fault was incompetent and whatever gas might have been trapped leaked out.

         The well was deemed non-commercial and was plugged and abandoned in 2004. Our total expenditures for Matagorda Island 619 were approximately $2.0 million.

Galveston 246

         In 2004, we acquired a 10% working interest in two State of Texas leases located approximately 5 miles offshore. The leases were operated by Gryphon Exploration.

         We participated in the drilling of a 13,124' exploratory well in 2004, paying 13.333335% of the dry-hole cost. After reaching total depth, evaluation by wireline tools indicated the sands were either "shaled" out or extremely tight. The well was considered unsuccessful and subsequently plugged and abandoned. Our total expenditures were approximately $766,000.

High Island 53

         We participated in an unsuccessful exploratory test well, paying 80% of the dry-hole costs to earn a 72% working interest in a portion of the lease covering High Island 53. The block was operated by Millennium Offshore Group. High Island 53 had a single geologic target at 13,600'. We encountered drilling problems; lost circulation which caused the drill pipe to get stuck. We were forced to side-track the well. We got to within 300 feet of the target depth when the drill pipe became stuck again. After spending considerable time trying to get the pipe unstuck, Millennium sent a tool down through the well and cut the drill pipe off, abandoning thousands of feet of drill pipe in the hole. We elected not to side-track the well again because we were concerned we would encounter the same problems and couldn't justify spending the additional money. Total expenditures to the Fund were $9.6 million. The well was plugged and abandoned in late January 2005.

East Cameron 299 C-12

         In 2004, we acquired a 10% working interest in East Cameron 299 from Millennium Offshore Group. The block is located in federal waters approximately 105 miles offshore Louisiana. One of the three wells on the lease block, the C-12 was considered non-productive. After reaching total depth and logging the well, it was discovered that we had crossed a small fault separating it from the main reservoir. This separating fault was too small to be seen on the 3D seismic data. The well was plugged and approximately $1.2 million was expensed as dry-hole costs.

Conclusion Regarding Dry Holes

         As noted above, five of the Fund's projects have resulted in dry holes. Although the Fund is disappointed with such results, it can not point to any one thing or things that should have been done differently, or not done at all to prevent the dry holes from occurring. When determining projects in which to invest, the Fund reviews than the totality of the project 1 against the Acquisition Criteria described in Item 1.

         The Fund believes that such a review results in the selection of the good projects with potential for natural gas or oil reserves. If otherwise, the investment would not have been made. However, despite the Fund's best efforts, the success of any investment in oil and natural gas exploration is nonetheless subject to a great degree of chance and unpredictability. In the natural gas and oil exploration industry, the occurrence of dry-holes is an ever present and significant risk which is disclosed in significant detail in this Amended Registration Statement on Form 10 as well as in the Fund's private offering memorandum. As a result, the Fund does not anticipate changing its manner of selecting projects if in the future it has the opportunity to make additional investments.

Net Loss

         The net loss of $2,579,066 for the six months ended June 30, 2005 and the net loss of $22,217,930 for the year ended December 31, 2004 represents net revenues less operating expenses plus interest income of $140,468 and $298,919 for the periods ended June 30, 2005 and December 31, 2004.


         Inflation has not been a material factor in either revenue or operating expenses during the Fund's existence.

LIQUIDITY AND CAPITAL RESOURCES

         The Fund's capital resources consist primarily of its cash balance of $11.0 million at June 30, 2005 and $18.9 million at December 31, 2004 as well as cash flows from any future production from oil and gas projects. The Funds level of earnings and cash flows depends on many factors, including successful drilling and the price of oil and gas, and the Fund's operators', ability to effectively manage costs.

         Through June 30, 2005, the Fund has made one distribution to its shareholders. The total distribution made to shareholders in June 2005 totaled $186,388. The Manager may distribute available cash from operations (as defined in the LLC operating agreement) which includes cash received by the Fund from the operation of the business (not including cash flow from dispositions and investor capital contributions), less well operating expenses and other cash expenditures and less reserves for Fund operating expenses, plug and abandonment costs and certain other actual and contingent liabilities. Distributions may include funds derived from the release of cash from operating reserves. Further, distributions will be made from operating cash flows rather than net income, or from available cash reserves in some instances. For purposes of generally accepted accounting principles, amounts of distributions in excess of accounting income may be considered to be capital in nature.

         Estimated Capital Expenditures

         The Fund has entered into multiple offshore operating agreements for the drilling and development of its investment properties. The estimated capital expenditures associated with these agreements can vary depending on the stage of development on a property-by-property basis. As of June 30, 2005, such estimated capital expenditures total $7 million, all of which is expected to be paid within the following 12 months provided the wells are not dry. If the wells are unsuccessful, the development budget will be reallocated to one or more unspecified projects.

         The Manager receives an annual management fee of 2.5% of total capital contributions for administrative and advisory services as well as reimbursement of expenses. As additional compensation for its duties as Manager, it will also receive 15% of distributions from the Fund. In June 2005, the Manager was paid a distribution in the amount of $32,892.

Estimated Capital Expenditures

                                                                        Greater
                                                        Less than       than 1
As of June 30, 2005                     Total           one year        year         Notes
Projects
         West Cameron 76 #11 (i)        4,375,783       4,375,783            0       Increase in drilling rig rate
         West Cameron 556(i)              998,643         998,643            0
         East Cameron 299(i)            1,620,641       1,620,641            0
Fund Expenses
         Management Fees  (ii)          1,549,375       1,549,375            0
         Accounting & Legal  (ii)          69,468          33,080       36,388
         Insurance Expense  (iii)         354,165         300,882       53,282       (iv)


i) Assumes the wells are commercially successful. If one or more of the wells is dry, the development capital will be reallocated to one or more new unspecified projects. The West Cameron #76 referenced here is one in which the K Fund is planning to participate, although no documents have been signed. Thus, it is not included in the Properties table. In any event, if the transaction closes, it will be drilling in 2nd Quarter 2006. The West Cameron 76 #11 well is in the same lease block as other producing wells in which earlier affiliated Ridgewood funds have invested. These earlier wells are described in the Manager's website. The K Fund does not have an ownership interest in these wells and the production from these wells.
ii) Although the management fee and legal and accounting fees are typically paid from operating income, we are estimating that two years of expense may be spent from Fund reserves until revenue reach such levels.

iii) Insurance expense represents $53,282 annually of Directors and Officers coverage that is allocated equally over 12 months in addition to well control insurance that is expensed in the quarter the well is spud (starts drilling). The well control insurance expense varies by well based on the projected depth of the well and as the Fund's working interest percentage in the well.
iv) There will be additional well control insurance which cannot be estimated at the current time if one of the above wells is deemed unsuccessful.

C. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Fund does not have, or use, any derivative instruments nor does it have any plans to enter into such derivatives. The Fund will generally invest cash equivalents in high-quality credit instruments consisting primarily of money market funds, Bankers acceptance notes and government agency securities with maturities of 90 days or less. The Fund does not expect any material loss from cash equivalents and therefore believes that its potential interest rate exposure is not material. The Fund has no plan to conduct any international activities and therefore believes it is not subject to foreign currency risk.

         The principal market risks to which the Fund is exposed that may adversely impact the Fund's results of operations and financial position are changes in oil and gas prices.


         Revenue to the Fund is sensitive to changes in price received for oil and gas production. Prevailing market prices fluctuate in response to many factors that are outside of the Fund's control such as the supply and demand for oil and gas. Availability of alternative fuels as well as seasonal risks such as hurricanes can also impact the supply while other economic factors may impact the and demand.


         In spite of the number, intensity and resulting damage in the Gulf of Mexico so far this hurricane season, the Fund has been fortunate that the two developed projects, West Cameron 556 and East Cameron 299 have not incurred any damage. The Fund is impacted however with production delays as repairs are made to gas processing plants onshore and the interstate gas pipeline through which we sell our gas. The onshore facilities in western Louisiana were extremely hard hit, and most of them are expected to take another 2 to 8 weeks to repair.


         Although the wells are shut in for a couple of months, the Fund does not lose any revenue, it is simply postponed until the time when the wells can begin flowing again. The hurricanes have combined to dramatically raise gas prices at least in the short-term which may ultimately benefit the Fund.


         The Fund has another well, West Cameron 76 #11 that has not begun drilling and therefore was unaffected.

         High oil and gas prices have resulted in a strong demand for and a tight supply of drilling rigs necessary to drill new wells. The increased cost in daily rig rates could have a negative impact on the return to investors in the Fund. The shortage of drilling rigs could delay the employment of capital to such projects and thus delay revenue from operations.

         Wells drilled may not have commercially productive oil and gas reservoirs. In such an event, the Funds' revenue, future results of operations and financial condition would be adversely impacted.


                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       RIDGEWOOD ENERGY K FUND, LLC



                                       By: /s/ Robert E. Swanson
                                           --------------------------------
                                           Robert E. Swanson
                                           President and Chief Executive Officer